Exhibit 99.1

BROOKFIELD PROPERTY PARTNERS REPORTS

FOURTH QUARTER & FULL-YEAR 2019 RESULTS

Net Income of $1.5 Billion for the Quarter and $3.2 Billion for the Year;

Company FFO and Realized Gains of $459 Million for the Quarter and $1.5 Billion for the Year

All dollar references are in U.S. dollars, unless noted otherwise.

BROOKFIELD NEWS, February 5, 2020 – Brookfield Property Partners L.P. (NASDAQ: BPY; NASDAQ: BPR; TSX: BPY.UN) (“BPY”) today announced financial results for the quarter and year ended December 31, 2019.

“In 2019 BPY generated a total return to unitholders of more than 20% and we continued to reinvest capital raised from the sales of mature assets into higher returning opportunities, including over $500 million of unit buybacks,” said Brian Kingston, Chief Executive Officer. “During the year we also delivered nearly five million square feet of newly developed best-in-class, premier assets across several of our major markets that will begin contributing meaningfully to BPY’s earnings in 2020 and moving forward.”

Financial Results

	Three months ended Dec. 31,		Twelve months ended Dec. 31,
(US$ Millions, except per unit amounts)	2019	2018	2019	2018
Net income(1)	$1,551	$858	$3,157	$3,654
Company FFO and realized gains(2)	$459	$749	$1,512	$1,570
Net income per LP unit(3)(4)	$1.00	$0.51	$1.89	$2.28
Company FFO and realized gains per unit(4)(5)	$0.48	$0.77	$1.57	$1.97

(1)	Consolidated basis – includes amounts attributable to non-controlling interests.
(2)	Excluding realized gains, Company FFO was $379 million ($0.39 per unit) compared with $416 million ($0.43 per unit) in the prior year period. See "Basis of Presentation" and “Reconciliation of Non-IFRS Measures” in this press release for the definition and components.
(3)	Represents basic net income attributable to holders of LP units. IFRS requires the inclusion of preferred shares that are mandatorily convertible into LP units at a price of $25.70 without an add-back to earnings of the associated carry on the preferred shares.
(4)	Net income attributable to holders of LP units and Company FFO and realized gains per unit are reduced by preferred dividends of $7 million and $15 million for the three and twelve months ended December 31, 2019, respectively in determining per unit amounts.
(5)	Company FFO and realized gains per unit are calculated based on 947.2 million (2018 – 974.1 million) and 955.0 million (2018 – 796.8 million) units outstanding for the three and twelve months ended December 31, 2019, respectively. See "Reconciliation of Non-IFRS Measures" section in this press release for basic net income.

Company FFO (CFFO) and realized gains was $459 million ($0.48 per unit) for the quarter ended December 31, 2019, compared to $749 million ($0.77 per unit) for the same period in 2018. CFFO and realized gains was $1.5 billion ($1.57 per unit) for the year ended December 31, 2019, compared with $1.6 billion ($1.97 per unit) in 2018. The prior year benefited from higher realized gains as we exited a number of large transactions in our LP investments.

Net income for the quarter ended December 31, 2019 was $1.5 billion ($1.00 per LP unit) versus $858 million ($0.51 per LP unit) for the same period in 2018. The increase in net income over the prior year period is primarily attributable to higher valuation gains in our Canada and UK office portfolios, as well as strong performance in several of our LP investments. Net income for the year ended December 31, 2019 was $3.2 billion ($1.89 per unit) compared with $3.65 billion ($2.28 per unit) in 2018.

Operating Highlights

Our Core Office operations generated Company FFO of $185 million for the quarter ended December 31, 2019 compared to $170 million in the same period in 2018 and $662 million for the year ended December 31, 2019 compared to $608 million on a comparable basis in 2018. The business generated 4% same-property NOI growth and fee income of $30 million.

Occupancy in our Core Office portfolio increased 40 basis points in the fourth quarter to 92.8% on 3.3 million square feet of total leasing. Leases signed in the fourth quarter were at rents 41% higher on average than leases that expired in the period. Total leasing for the year was 7.8 million square feet and occupancy increased 90 basis points year-over-year on a comparable basis.

Our Core Retail operations generated Company FFO of $217 million for the quarter ended December 31, 2019 compared to $270 million in the comparable period in 2018 and $772 million for the year ended December 31, 2019 compared to

$651 million in 2018. Compared to the prior year period, the current quarter results were impacted by the sale of assets now not contributing, downtime on leasing and an accounting change, which has no economic effect on the business.

Our Core Retail business leased approximately 10.5 million square feet over the past 12 months with suite-to-suite NOI-weighted rent spreads of 4%. Same-store occupancy levels remained at 96.4% for quarter-end December 31, 2019, compared to 96.5% in prior year. On a year-over-year basis, in-place rents remained unchanged, and NOI-weighted sales grew 5.9% to $798 per square foot, a new high for the portfolio.

Our LP Investments generated Company FFO and realized gains of $150 million for the quarter ended December 31, 2019, compared to $410 million in the comparable period in 2018 and $476 million for the year ended December 31, 2019 compared to $721 million in 2018. Excluding $333 million of realized gains recognized in the prior-year period, results declined $7 million primarily due to higher merchant-build income recognized in the prior-year period.

	Three months ended December 31,		Twelve months ended December 31,
(US$ Millions)	2019	2018	2019	2018
Company FFO and realized gains:
Core Office	$185	$170	$662	$608
Core Retail	217	270	772	651
LP Investments	150	410	476	721
Corporate	(93)	(101)	(398)	(410)
Company FFO and realized gains(1)	$459	$749	$1,512	$1,570

(1) See "Basis of Presentation" and "Reconciliation of Non-IFRS Measures" below in this press release for the definitions and components.

Dispositions

In the fourth quarter we completed $1.1 billion of gross asset dispositions at our share, at prices that were 9% higher on average than our IFRS carrying values. These sales generated approximately $555 million in net proceeds to BPY.

Dispositions completed in the fourth quarter include:

•	Interests in various U.S. multifamily assets for net proceeds of $320 million.
•	Our 74% interest in Jessie Street Centre in Sydney for net proceeds of $115 million.
•	Interests in JK Towers D & E in Sao Paulo for net proceeds of $52 million.
•	Our 51% interest in 15 Broad Street in Boston for net proceeds of $14 million.

Brookfield Property Partners L.P.

New Investments

•	Unwound a joint venture in our Core Retail portfolio, acquiring our partner’s interests in four malls (Park Meadows, Shops at Merrick Park, Towson Town Center and Perimeter Mall) and selling them our interest in one (Bridgewater Commons).
•	Acquired partner’s 50% interest in London Wall Place for £334 million ($432 million). The property, which is now 97% leased, was concurrently refinanced for £515 million.
•	Through investment in BSREP III, acquired interests in:

o	A mixed-use campus in Shanghai consisting of 1.2 million square feet of office and 460,000 square feet of retail ($141 million at BPY’s share).
o	Aveo, an owner-operator of over 90 retirement villages and aged-care facilities in Australia ($40 million at BPY’s share).
o	Two million square feet of beachfront retail in Dubai ($18 million at BPY’s share).
o	Leela Palaces Hotels & Resorts in India ($40 million at BPY’s share).

Balance Sheet Update

To increase liquidity and extend the maturity of our debt, during and subsequent to the fourth quarter we executed the following financing transactions:

•	In Core Office, we financed $2.8 billion of mortgages with an average term of over four years at an average interest rate of 218 bps over benchmark, generating net proceeds to BPY of approximately $633 million.
•	In Core Retail, we raised an aggregate of $1.8 billion in various financings, generating net proceeds to BPY of approximately $850 million. The new asset-level mortgages carry an average fixed interest rate of 3.68% with an average term of over five years.

Subsequent to quarter end:

•	Issued C$400 million of Green Bonds at a rate of 3.93% with a seven-year term. Proceeds will be used to fund sustainable building initiatives.
•	Issued an incremental C$100 million of our outstanding 4.35% July 2023 bonds at an implied yield of 3.02% with a 3.5-year term. Proceeds will be used for general corporate purposes.

Unit Repurchase Program

Utilizing in-place normal course issuer bids (“NCIBs”), we purchased 3,740,558 of BPY units and BPR shares in the fourth quarter of 2019 at an average price of $18.84 per unit/share. In 2019, the total units purchased under the NCIB were 27,328,945 units at an average price of $20.27 per unit.

Board of Directors Update

The Board of Directors of BPY is pleased to announce the appointment of a new director, Doug McGregor, who will be joining the Board effective March 1, 2020. Mr. McGregor brings an impressive resume of experience in corporate finance and investment banking, recently having served as the Group Head, RBC Capital Markets and RBC Investor & Treasury Services and Chairman and CEO of RBC Capital Markets.

Distribution Declaration

The Board of Directors has declared a quarterly distribution on the partnership’s LP units of $0.3325 per unit payable on March 31, 2020 to unitholders of record at the close of business on February 28, 2020.

The quarterly distributions on the LP units are declared in U.S. dollars. Registered unitholders residing in the United States shall receive quarterly cash distributions in U.S. dollars and registered unitholders not residing in the United States shall receive quarterly cash distributions in the Canadian dollar equivalent, based on the Bank of Canada exchange rate on the record date. Registered unitholders residing in the United States have the option, through Brookfield Property Partners’ transfer agent, AST Trust Company (Canada) ("AST"), to elect to receive quarterly cash distributions in the Canadian dollar equivalent and registered unitholders not residing in the United States have the option through AST to elect to receive quarterly cash distributions in U.S. dollars. Beneficial unitholders (i.e., those holding their units in street name with their brokerage) should contact the broker with whom their units are held to discuss their options regarding distribution currency.

The Board of Directors has also declared quarterly distributions on the partnership’s Class A Series 1 and Class A Series 2 preferred units of $0.40625 per unit, and $0.39844 per unit, respectively, payable on March 31, 2020 to holders of record at the close of business on March 2, 2020.

Brookfield Property Partners L.P.

Additional Information

Further details regarding the operations of the Partnership are set forth in regulatory filings. A copy of the filings may be obtained through the website of the SEC at www.sec.gov and on the Partnership’s SEDAR profile at www.sedar.com.

The Partnership’s quarterly letter to unitholders and supplemental information package can be accessed before the market open on February 5, 2020 at bpy.brookfield.com. This additional information should be read in conjunction with this press release.

* * * *

Basis of Presentation

This press release and accompanying financial information make reference to net operating income (“NOI”), same-property NOI, funds from operations (“FFO”), Company FFO and realized gains (“Company FFO and realized gains”) and net income attributable to unitholders.

Company FFO and realized gains, and net income attributable to unitholders are also presented on a per unit basis. NOI, same-property NOI, FFO, Company FFO and realized gains, and net income attributable to unitholders do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to similar measures presented by other companies. The Partnership uses NOI, same-property NOI, FFO, Company FFO and realized gains, and net income attributable to unitholders to assess its operating results. These measures should not be used as alternatives to Net Income and other operating measures determined in accordance with IFRS, but rather to provide supplemental insights into performance. Further, these measures do not represent liquidity measures or cash flow from operations and are not intended to be representative of the funds available for distribution to unitholders either in aggregate or on a per unit basis, where presented.

NOI is defined as revenues from commercial and hospitality operations of consolidated properties less direct commercial property and hospitality expenses. As NOI includes the revenues and expenses directly associated with owning and operating commercial property and hospitality assets, it provides a measure to evaluate the performance of the property operations.

Same-property NOI is a subset of NOI, which excludes NOI that is earned from assets acquired, disposed of or developed during the periods presented, or not of a recurring nature, and from opportunistic assets. Same-property NOI allows the Partnership to segregate the performance of leasing and operating initiatives on the portfolio from the impact to performance from investing activities and “one-time items,” which for the historical periods presented consist primarily of lease termination income.

FFO is defined as income, including equity accounted income, before realized gains (losses) from the sale of investment property (except gains (losses) related to properties developed for sale), fair value gains (losses) (including equity accounted fair value gains (losses)), depreciation and amortization of real estate assets, income tax expense (benefit), and less non-controlling interests of others in operating subsidiaries and properties. FFO is a widely recognized measure that is frequently used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income producing properties. The Partnership’s definition of FFO includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO. In addition to the adjustments prescribed by NAREIT, the Partnership also makes adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as certain of its subsidiaries are structured as corporations as opposed to real estate investment trusts (“REITs”). These additional adjustments result in an FFO measure that is similar to that which would result if the Partnership was organized as a REIT that determined net income in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which is the type of organization on which the NAREIT definition is premised. The Partnership’s FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the recognition of lease termination income. FFO provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and interest costs.

Brookfield Property Partners L.P.

Company FFO and realized gains is defined as FFO before the impact of depreciation and amortization of non-real estate assets, transaction costs, gains (losses) associated with non-investment properties, imputed interest on equity accounted investments, realized gains in the partnership’s LP Investment segment and the partnership’s share of BSREP III Company FFO and realized gains. Realized LP Investment gains represent income earned on investing activity when fund investments are realized, inclusive of associated change in carried interest to be due at a future date to the general partner of the relevant Brookfield Asset Management-sponsored funds. The partnership accounts for the investment in BSREP III as a financial asset and income (loss) of the fund is not presented in the partnership’s results. Distributions from BSREP III, recorded as dividend income under IFRS, are removed from investment and other income for Company FFO and realized gains presentation.

Net income attributable to unitholders is defined as net income attributable to holders of general partnership units and limited partnership units of the Partnership, redeemable/exchangeable and special limited partnership units of Brookfield Property L.P., limited partnership units of Brookfield Office Properties Exchange LP and Class A shares of Brookfield Property REIT Inc. Net income attributable to unitholders is used by the Partnership to evaluate the performance of the Partnership as a whole as each of the unitholders participates in the economics of the Partnership equally. In calculating net income attributable to unitholders per unit, the Partnership excludes the impact of mandatorily convertible preferred units in determining the average number of units outstanding as the holders of mandatorily convertible preferred units do not participate in current earnings. The Partnership reconciles this measure to basic net income attributable to unitholders per unit determined in accordance with IFRS which includes the effect of mandatorily convertible preferred units in the basic average number of units outstanding.

###

About Brookfield Property Partners

Brookfield Property Partners, through Brookfield Property Partners L.P. and its subsidiary Brookfield Property REIT Inc., is one of the world’s premier real estate companies, with approximately $88 billion in total assets. We own and operate iconic properties in the world’s major markets, and our global portfolio includes office, retail, multifamily, logistics, hospitality, self-storage, triple net lease, manufactured housing and student housing.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management Inc., a leading global alternative asset manager with over $540 billion in assets under management. More information is available at www.brookfield.com.

Brookfield Property Partners L.P. is listed on the Nasdaq Stock Market and the Toronto Stock Exchange. Brookfield Property REIT Inc. is listed on the Nasdaq Stock Market. Further information is available at bpy.brookfield.com.

Certain investor relations content is also available on our investor relations app, which offers access to SEC filings, press releases, presentations and more. Click here to download on the iPhone or iPad, or here for Android mobile devices.

Brookfield Property Partners L.P.

Brookfield Contact:

Matt Cherry

Senior Vice President, Investor Relations

Tel: (212) 417-7488 / Email: matthew.cherry@brookfield.com

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access BPY’s fourth quarter and year end 2019 results as well as the letter to unitholders and supplemental information on BPY’s website at bpy.brookfield.com.

The conference call can be accessed via webcast on February 5, 2020 at 11:00 a.m. Eastern Time at bpy.brookfield.com or via teleconference by dialing +1 (844) 358-9182 toll-free in the U.S. and Canada or for overseas calls, dial +1 (478) 219-0399, conference ID: 2019519, at approximately 10:50 a.m. A recording of the teleconference can be accessed by dialing +1 (855) 859-2056 toll-free in the U.S. or Canada or for overseas calls, dial +1 (404) 537-3406, conference ID: 2019519.

Forward-Looking Statements

This communication contains “forward-looking information” within the meaning of applicable securities laws and regulations. Forward-looking statements include statements that are predictive in nature or depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Brookfield Property Partners L.P.

CONSOLIDATED BALANCE SHEETS

	Dec. 31,	Dec. 31,
(US$ Millions)	2019	2018
Assets
Investment properties	$75,511	$80,196
Equity accounted investments in properties	20,764	22,698
Participating loan notes	-	268
Property, plant and equipment	7,278	7,506
Financial assets	1,250	222
Accounts receivable and other	5,015	7,338
Cash and cash equivalents	1,438	3,288
Assets held for sale	387	1,004
Total Assets	$111,643	$122,520
Liabilities
Corporate borrowings	$1,902	$2,159
Asset-level debt obligations	47,466	50,407
Subsidiary borrowings, non-recourse to BPY	6,022	11,245
Capital securities	3,075	3,385
Deferred tax liability	2,515	2,378
Accounts payable and other liabilities	5,588	6,043
Liabilities associated with assets held for sale	140	163
Equity
Preferred equity	420	-
General partner	4	4
Limited partners	13,274	12,353
Non-controlling interests attributable to:
Limited partner units of the operating partnership held by Brookfield Asset Management Inc.	13,199	12,740
Limited partner units of Brookfield Office Properties Exchange LP	87	96
FV LTIP units of the operating partnership	35	-
Class A shares of Brookfield Property REIT Inc.	1,931	3,091
Interests of others in operating subsidiaries and properties	15,985	18,456
Total Equity	44,935	46,740
Total Liabilities and Equity	$111,643	$122,520

Brookfield Property Partners L.P.

CONSOLIDATED STATEMENT OF OPERATIONS

	Three Months Ended Dec. 31,		Twelve Months Ended Dec. 31,
(US$ Millions)	2019	2018	2019	2018
Commercial property and hospitality revenue	$1,894	$2,018	$7,600	$6,956
Direct commercial property and hospitality expense	(783)	(837)	(3,186)	(3,087)
	1,111	1,181	4,414	3,869
Investment and other revenue	193	122	603	283
Share of net earnings from equity accounted investments	470	366	1,969	947
	1,774	1,669	6,986	5,099
Expenses
Interest expense	(730)	(775)	(2,924)	(2,464)
Depreciation and amortization	(85)	(79)	(341)	(308)
General and administrative expense	(226)	(439)	(882)	(1,032)
Investment and other expense	(72)	(9)	(82)	(26)
	661	367	2,757	1,269
Fair value gains, net	869	523	596	2,466
Income tax (expense) benefit	21	(32)	(196)	(81)
Net income	$1,551	$858	$3,157	$3,654

Net income attributable to:
General partner	$-	$-	$-	$-
Limited partners	475	226	884	764
Non-controlling interests:
Limited partner units of the operating partnership held by Brookfield Asset Management Inc.	472	240	896	1,085
Limited partner units of Brookfield Office Properties Exchange LP	3	2	6	17
FV LTIP units of the operating partnership	1	-	1	-
Class A shares of Brookfield Property REIT	71	66	169	112
Interests of others in operating subsidiaries and properties	529	324	1,201	1,676
	$1,551	$858	$3,157	$3,654

Brookfield Property Partners L.P.

RECONCILIATION OF NON-IFRS MEASURES

	Three Months Ended Dec. 31,		Twelve Months Ended Dec. 31,
(US$ Millions)	2019	2018	2019	2018
Commercial property and hospitality revenue	$1,894	$2,018	$7,600	$6,956
Direct commercial property and hospitality expense	(783)	(837)	(3,186)	(3,087)
NOI	1,111	1,181	4,414	3,869
Investment and other revenue	193	122	603	283
Share of equity accounted income excluding fair value gains	292	285	914	833
Interest expense	(730)	(775)	(2,924)	(2,464)
General and administrative expense	(226)	(439)	(882)	(1,032)
Investment and other expense	(72)	(9)	(82)	(26)
Depreciation and amortization of non-real estate assets	(13)	(17)	(58)	(45)
Non-controlling interests of others in operating subsidiaries and properties in FFO	(218)	(43)	(838)	(552)
FFO	337	305	1,147	866
Depreciation and amortization of non-real estate assets, net(1)	9	11	40	35
Transaction costs(1)	24	85	96	221
Gains/losses on disposition of non-investment properties(1)	(1)	2	(1)	6
Imputed Interest(2)	7	13	49	51
LP Investments realized gains(3)	80	333	167	391
BSREP III earnings(4)	3	-	14	-
Company FFO and realized gains	$459	$749	$1,512	$1,570

FFO	337	305	1,147	866
Depreciation and amortization of real estate assets	(72)	(63)	(283)	(264)
Fair value (losses) gains, net	869	523	596	2,466
Share of equity accounted income - Non FFO	178	81	1,055	114
Income tax (expense) benefit	21	(32)	(196)	(81)
Non-controlling interests of others in operating subsidiaries and properties in non-FFO	(311)	(280)	(363)	(1,123)
Non-controlling interests of others in operating subsidiaries and properties	529	324	1,201	1,676
Net income	$1,551	$858	$3,157	$3,654

(1)	Presented net of non-controlling interests on a proportionate basis.
(2)	Represents imputed interest on commercial developments accounted for under the equity method under IFRS.
(3)	Net of associated carried interest to be due at a future date.
(4)	BSREP III is now accounted for as a financial asset which results in FFO being recognized in line with distributions. As such, the BSREP III earnings adjustment reflects our proportionate share of the Company FFO.

Brookfield Property Partners L.P.

NET INCOME PER UNIT

	Three months ended
	Dec. 31, 2019			Dec.31, 2018
(US$ Millions, except per unit amounts)	Net income attributable to Unitholders	Average number of units	Per unit	Net income attributable to Unitholders	Average number of units	Per unit
Basic	$1,022	947.2	$1.08	$534	974.1	$0.55
Preferred share dividends	(7)	-	-	-	-	-
Number of units on conversion of preferred shares(1)	-	70.1	-	-	70.0	-
Basic per IFRS	1,015	1,017.3	1.00	534	1,044.1	0.51
Dilutive effect of conversion of capital securities and options(2)	-	-	-	7	19.6	0.36
Fully-diluted per IFRS	$1,015	1,017.3	$1.00	$541	1,063.7	$0.51

.(1)	IFRS requires the inclusion of preferred shares that are mandatorily convertible into units at a price of $25.70 without an add back to earnings of the associated carry on the preferred shares.
.(2)	For the three months ended December 31, 2019, capital securities were fully redeemed and therefore excluded from the calculation of fully-diluted net income per IFRS.

	Three months ended
	Dec. 31, 2019			Dec.31, 2018
(US$ Millions, except per unit amounts)	Net income attributable to Unitholders	Average number of units	Per unit	Net income attributable to Unitholders	Average number of units	Per unit
Basic per management	$1,022	947.2	$1.08	$534	974.1	$0.55
Preferred share dividends	(7)	-	-	-	-	-
Dilutive effect of conversion of preferred shares(1)	29	70.1	0.41	29	70.0	0.41
Dilutive effect of conversion of capital securities and options(2)	-	-	-	7	19.6	0.36
Fully-diluted per management	$1,044	1,017.3	$1.03	$570	1,063.7	$0.54

(1)	Represents preferred shares that are mandatorily convertible into units at a price of $25.70 and the associated carry.
(2)	For the three months ended December 31, 2019, capital securities were fully redeemed and therefore excluded from the calculation of fully-diluted net income per IFRS.

Brookfield Property Partners L.P.

NET INCOME PER UNIT

	Twelve months ended
	Dec. 31, 2019			Dec.31, 2018
(US$ Millions, except per unit amounts)	Net income attributable to Unitholders	Average number of units	Per unit	Net income attributable to Unitholders	Average number of units	Per unit
Basic	$1,956	955.0	$2.05	$1,978	796.8	$2.48
Preferred share dividends	(15)	-	-	-	-	-
Number of units on conversion of preferred shares(1)	-	70.1	-	-	70.0	-
Basic per IFRS	1,941	1,025.1	1.89	1,978	866.8	2.28
Dilutive effect of conversion of capital securities and options	8	6.7	1.19	27	18.4	1.47
Fully-diluted per IFRS	$1,949	1,031.8	$1.89	$2,005	885.2	$2.26

(1) IFRS requires the inclusion of preferred shares that are mandatorily convertible into units at a price of $25.70 without an add back to earnings of the associated carry on the preferred shares.

	Twelve months ended
	Dec. 31, 2019			Dec.31, 2018
(US$ Millions, except per unit amounts)	Net income attributable to Unitholders	Average number of units	Per unit	Net income attributable to Unitholders	Average number of units	Per unit
Basic per management	$1,956	955.0	$2.05	$1,978	796.8	$2.48
Preferred share dividends	(15)	-	-	-	-	-
Dilutive effect of conversion of preferred shares(1)	117	70.1	1.67	117	70.0	1.67
Dilutive effect of conversion of capital securities and options	8	6.7	1.19	27	18.4	1.47
Fully-diluted per management	$2,066	1,031.8	$2.00	$2,122	885.2	$2.40

(1) Represents preferred shares that are mandatorily convertible into units at a price of $25.70 and the associated carry.

Brookfield Property Partners L.P.